SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No        X

News Release	October 15, 2007 at 15.30 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso’s non-recurring items in third quarter 2007 and new segment reporting

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that as already announced earlier, it will record two non-recurring items (NRI) in its third quarter of 2007 results. These non-recurring items will have a total negative net impact of EUR 550 million on operating profit and a positive tax impact of EUR 111 million in the third quarter, and will reduce the depreciation charge by about EUR 50 million on an annual basis.

The non-recurring items affecting operating profit are:

-	a non-cash impairment charge of EUR 560 million;

-	a positive NRI of EUR 10 million from the sale of Reisholz Mill site real estate.

The impairment charges by the new segments are as follows:

EUR million	Fixed Assets	Goodwill	Total
Magazine Paper	118	110	228
Fine Paper	33		33
Consumer Board	187		187
Industrial Packaging	6		6
Wood Products	52	54	106
Group Total	396	164	560

The results of associated companies will be reported as part of operating profit from the third quarter of 2007 onwards, as these companies are clearly part of the value chain of operations. Previous quarters have been adjusted accordingly. The five largest associated companies are:

Associated Company	Business Area	Reporting Segment
Bergvik	Wood Supply	Other
Tornator	Wood Supply	Other
Veracel	Fine Paper	Fine Paper
Sunila	Magazine Paper	Magazine Paper
Thiele Kaolin	Other Operations	Other

As part of the reorganisation announced on 5 September 2007, the Speciality Paper Business Area was dissolved. The speciality paper machine (PM 6) at Imatra Mills in Finland was transferred to the Consumer Board Business Area and the speciality paper machine (PM 1) at Utersen Mill in Germany was transferred to the Fine Paper Business Area. Before the reorganisation, the Speciality Paper Business Area was part of the Packaging Board Division. Previous quarters have also been adjusted accordingly for these changes.

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj Business ID 1039050-8

Commencing with the third quarter of 2007, the sales and operating profit of Wood Supply will be included in Segment Other and will not be reported separately because the earnings of this cost centre are relatively immaterial.

The historical figures based on the new segments are:

Sales by Segment

EUR million	2005	Q1/06	Q2/06	Q3/06	Q4/06	2006	Q1/07	Q2/07
Newsprint	1 435.8	406.6	421.5	427.2	448.7	1 704.0	438.7	429.9
Magazine Paper	2 129.7	533.6	526.7	570.7	589.3	2 220.3	566.6	552.9
Fine Paper	2 086.5	609.3	572.3	538.1	542.1	2 261.8	577.0	522.8
Merchants	1 173.2	496.3	452.6	450.1	508.2	1 907.2	532.9	479.4
Consumer Board	2 094.3	584.5	583.8	603.4	560.2	2 331.9	589.6	570.1
Industrial Packaging	849.8	225.8	241.1	245.3	258.5	970.7	266.1	274.2
Wood Products	1 623.4	389.1	425.8	417.8	440.3	1 673.0	472.3	525.7
Other and elimination	-50.0	-53.3	9.4	-40.4	-27.4	-111.7	-32.7	0.9
Continuing Operations Total	11 342.7	3 191.9	3 233.2	3 212.2	3 319.9	12 957.2	3 410.5	3 355.9

Discontinued Operations	1 964.7	475.4	442.8	486.2	462.4	1 866.8	487.9	484.3
Elimination	-119.9	-59.6	-59.7	-60.3	- 50.5	-230.1	-43.0	-35.0

Total	13 187.5	3 607.7	3 616.3	3 638.1	3 731.8	14 593.9	3 855.4	3 805.2

Operating Profit by Segment excluding NRI

EUR million	2005	Q1/06	Q2/06	Q3/06	Q4/06	2006	Q1/07	Q2/07
Newsprint	128.0	55.9	57.6	61.0	57.6	232.1	61.1	50.2
Magazine Paper	41.1	24.0	12.3	12.0	22.4	70.7	13.0	9.6
Fine Paper	56.4	44.4	50.3	29.8	28.2	152.7	60.2	34.6
Merchants	3.5	9.6	2.9	7.7	12.5	32.7	16.6	8.2
Consumer Board	191.7	81.3	55.9	64.3	39.4	240.9	72.4	29.0
Industrial Packaging	41.0	18.5	18.1	26.1	22.3	85.0	29.3	29.7
Wood Products	-6.4	4.1	15.0	22.0	22.3	63.4	54.8	59.3
Other	-15.9	37.5	-67.0	23.3	13.1	6.9	19.8	31.8
Continuing Operations Total	439.4	275.3	145.1	246.2	217.8	884.4	327.2	252.4

Discontinued Operations	-1.0	3.3	-6.7	-6.7	-4.8	-14.9	4.3	-15.9

Total, excluding NRI	438.4	278.6	138.4	239.5	213.0	869.5	331.5	236.5
Non-recurring items Total Operations	-417.3	-23.2	6.7	-177.2	60.0	-133.7	32.0	12.8

Total	21.1	255.4	145.1	62.3	273.0	735.8	363.5	249.3

2(4)	Stora Enso Oyj Business ID 1039050-8

NRI by Segment

EUR million	2005	Q1/06	Q2/06	Q3/06	Q4/06	2006	Q1/07	Q2/07
Newsprint	-4.7	—	1.3	—	—	1.3	—	—
Magazine Paper	-101.0	-2.9	1.2	-164.0	2.1	-163.6	—	—
Fine Paper	-40.4	-16.9	2.4	72.0	1.0	58.5	—	—
Merchants	-7.4	—	—	—	0.4	0.4	—	24.4
Consumer Board	-16.3	—	-7.2	—	2.3	-4.9	—	—
Industrial Packaging	-2.6	—	1.7	—	—	1.7	—	—
Wood Products	-52.6	1.7	1.2	-24.0	0.4	-20.7	-12.0	—
Other	-4.2	-5.1	6.1	-47.0	30.4	-15.6	—	—
Continuing Operations Total	-229.2	-23.2	6.7	-163.0	36.6	-142.9	-12.0	24.4

Discontinued Operations	-188.1	—	—	-14.2	23.4	9.2	44.0	-11.6

Total	-417.3	-23.2	6.7	-177.2	60.0	-133.7	32.0	12.8

Operating Profit by Segment

EUR million	2005	Q1/06	Q2/06	Q3/06	Q4/06	2006	Q1/07	Q2/07
Newsprint	123.3	55.9	58.9	61.0	57.6	233.4	61.1	50.2
Magazine Paper	-59.9	21.1	13.5	-152.0	24.5	-92.9	13.0	9.6
Fine Paper	16.0	27.5	52.7	101.8	29.2	211.2	60.2	34.6
Merchants	-3.9	9.6	2.9	7.7	12.9	33.1	16.6	32.6
Consumer Board	175.4	81.3	48.7	64.3	41.7	236.0	72.4	29.0
Industrial Packaging	38.4	18.5	19.8	26.1	22.3	86.7	29.3	29.7
Wood Products	-59.0	5.8	16.2	-2.0	22.7	42.7	42.8	59.3
Other	-20.1	32.4	-60.9	-23.7	43.5	-8.7	19.8	31.8

Continuing Operations Total	210.2	252.1	151.8	83.2	254.4	741.5	315.2	276.8

Discontinued Operations	-189.1	3.3	-6.7	-20.9	18.6	-5.7	48.3	-27.5

Total	21.1	255.4	145.1	62.3	273.0	735.8	363.5	249.3

Associated Companies by Segment

EUR million	2005	Q1/06	Q2/06	Q3/06	Q4/06	2006	Q1/07	Q2/07
Newsprint	—	—	—	—	—	—	—	—
Magazine Paper	-1.8	2.3	0.8	3.2	3.8	10.1	3.6	1.2
Fine Paper	-0.1	7.6	-1.6	5.0	1.5	12.5	5.1	-3.9
Merchants	0.2	—	—	—	—	—	—	—
Consumer Board	—	—	—	—	—	—	—	—
Industrial Packaging	-0.2	0.1	0.4	-0.2	0.1	0.4	0.1	0.1
Wood Products	-4.0	0.4	0.0	0.0	0.2	0.6	—	—
Other	73.0	20.3	18.6	5.1	20.4	64.4	15.3	22.6
Continuing Operations Total	67.1	30.7	18.2	13.1	26.0	88.0	24.1	20.0

Discontinued Operations	0.1	0.9	2.0	-2.9	-0.6	-0.6	0.1	-0.2

Total	67.2	31.6	20.2	10.2	25.4	87.4	24.2	19.8

3(4)	Stora Enso Oyj Business ID 1039050-8

ROOC/ROCE excluding NRI

%	2005	Q1/06	Q2/06	Q3/06	Q4/06	2006	Q1/07	Q2/07
Newsprint	8.8	15.9	16.2	17.2	16.4	16.7	17.6	14.7
Magazine Paper	2.1	4.7	2.4	2.4	4.5	3.5	2.6	1.9
Fine Paper	2.5	7.8	8.7	5.5	5.7	7.1	11.7	6.5
Merchants	0.8	6.3	2.1	5.8	9.3	5.5	12.3	6.2
Consumer Board	9.2	15.7	10.8	12.7	7.9	11.9	14.6	5.9
Industrial Packaging	6.7	11.8	11.6	16.8	14.2	13.6	18.5	18.3
Wood Products	-0.8	2.0	7.2	10.9	11.4	8.0	27.3	28.6
ROCE excl. NRI, Continuing Operations Total	4.7	11.0	5.8	10.0	8.8	8.7	12.7	9.6
ROCE incl. NRI, Continuing Operations Total	2.3	10.0	6.1	3.4	10.2	7.3	12.2	10.5
ROCE excl. NRI, Discontinued Operations Total	0.0	0.6	-1.2	-1.3	-1.0	-0.7	0.9	-3.3
ROCE incl. NRI, Discontinued Operations Total	-8.1	0.6	-1.2	-4.0	3.7	-0.3	10.0	-5.7
ROCE excl. NRI	3.8	9.0	4.5	8.0	7.1	7.1	10.8	7.6
ROCE incl. NRI	0.2	8.3	4.8	2.1	9.1	6.0	11.9	8.0

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

4(4)	Stora Enso Oyj Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel